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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

OneSource Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68272M 10 9

(CUSIP Number)

Cheryl Ikegami
Snell & Wilmer LLP
One Arizona Center
Phoenix, Arizona 85004
(602) 382-6395

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68272M 10 9			Page 2 of 6

1.	Name of Reporting Person: Robert H. Thomason		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,380,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,380,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,380,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 11.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 68272M 10 9			Page 3 of 6

1.	Name of Reporting Person: Mary H. Thomason		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,380,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,380,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,380,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 11.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 68272M 10 9			Page 4 of 6

1.	Name of Reporting Person: Randy H. Thomason		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,327,000

		8.	Shared Voting Power: 50,000

		9.	Sole Dispositive Power: 2,327,000

		10.	Shared Dispositive Power: 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,377,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 68272M 10 9			Page 5 of 6

1.	Name of Reporting Person: Jon M. Thomason		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,327,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,327,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,327,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 68272M 10 9			Page 6 of 6

1.	Name of Reporting Person: Heather L. Thomason		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 40,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 40,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of OneSource Technologies, Inc., a Delaware corporation (“OneSource”). The principal executive offices of OneSource are located at 15730 North 83rd Way, Suite 104, Scottsdale, Arizona 85260.
ITEM 2. Identity and Background.
     (a) This Statement is being filed by Robert H. Thomason, Mary H. Thomason, Randy H. Thomason, Jon M. Thomason, and Heather L. Thomason (collectively the “Reporting Persons”). Robert and Mary Thomason are husband and wife, Randy and Jon Thomason are their sons, and Heather Thomason is the wife of Jon Thomason.
     By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, each of Reporting Persons disclaims beneficial ownership of any securities covered by this Statement other than any shares of Common Stock reported herein as being owned by such Reporting Person.
     The Agreement Re Joint Filing of Schedule 13D of the Reporting Persons is attached hereto as Exhibit 1.
     (b) The business address of each Reporting Person is as follows:
Robert H. Thomason
OneSource Technologies, Inc.
18122 Cantrell Road
Little Rock, AR 72223
Mary H. Thomason
OneSource Technologies, Inc.
18122 Cantrell Road
Little Rock, AR 72223
Randy H. Thomason
OneSource Technologies, Inc.
15730 North 83rd Way, Ste. 104
Scottsdale, AZ 85260
Jon M. Thomason
OneSource Technologies, Inc.
18122 Cantrell Road
Little Rock, AR 72223
Heather L. Thomason
St. Vincent’s Health System
St. Vincent Hospital

Two St. Vincent Circle
Little Rock, AR 72205
     (c) The principal occupation or employment of each Reporting Person is as follows:
     Robert H. Thomason: Independent contractor of OneSource. See address in Item 2, clause (b) above.
     Mary H. Thomason: Executive Assistant of OneSource. See address in Item 2, clause (b) above.
     Randy H. Thomason: President of OneSource. See address in Item 2, clause (b) above.
     Jon M. Thomason: Executive Vice President of OneSource. See address in Item 2, clause (b) above.
     Heather L. Thomason: Registered Nurse. See address in Item 2, clause (b) above.
     (d) None of the Reporting Persons have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Reporting Persons is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Information with respect to certain prior acquisitions of Common Stock by the Reporting Persons is set forth in Item 6.
ITEM 4. Purpose of Transaction.
     Each of the Reporting Persons holds the Common Stock described in Item 5 of this Statement for investment purposes only, except to the extent such Reporting Person may be an officer or contractor of OneSource. Depending on the prevailing market, economic and other conditions, each of the Reporting Persons may from time to time acquire additional Common Stock directly, convert debt of OneSource owed to the Reporting Person into Common Stock, or engage in discussions with OneSource concerning further acquisitions of securities from OneSource. At the request of OneSource, the Thomasons are currently negotiating to convert the debt of OneSource owed to them to common stock. Each of the Reporting Persons intends to review its investment in OneSource on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting OneSource, OneSource’s business and prospects, other general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his or her investment in OneSource.

     Other than as described above, the Reporting Persons do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).
ITEM 5. Interest in Securities of the Issuer.
     The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 54,781,590 shares of Common Stock outstanding on July 26, 2005.
     Robert H. Thomason
(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 6,380,000

Approximate Percentage: 11.6%

(b)	Sole Power to Vote or Direct the Vote: 0

Shared Power to Vote or Direct the Vote: 6,380,000

Sole Power to Dispose or Direct the Disposition: 0

Shared Power to Dispose or Direct the Disposition: 6,380,000
     Robert H. Thomason holds these shares jointly with Mary H. Thomason, his wife. Pursuant to Rule 13d-4 under the Exchange Act, Robert H. Thomason expressly disclaims beneficial ownership of any securities covered by this Statement other than those set forth in (a) above.
     Mary H. Thomason
(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 6,380,000

Approximate Percentage: 11.6%

(b)	Sole Power to Vote or Direct the Vote: 0

Shared Power to Vote or Direct the Vote: 6,380,000

Sole Power to Dispose or Direct the Disposition: 0

Shared Power to Dispose or Direct the Disposition: 6,380,000
     Mary H. Thomason holds these shares jointly with Robert H. Thomason, her husband. Pursuant to Rule 13d-4 under the Exchange Act, Mary H. Thomason expressly disclaims beneficial ownership of any securities covered by this Statement other than those set forth in (a) above.
     Randy H. Thomason
(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 2,377,000

Approximate Percentage: 4.3%

(b)	Sole Power to Vote or Direct the Vote: 2,327,000

Shared Power to Vote or Direct the Vote: 50,000

Sole Power to Dispose or Direct the Disposition: 2,327,000

Shared Power to Dispose or Direct the Disposition: 50,000
     50,000 of the shares noted above are held in an IRA for Randy Thomason’s wife. However, Mr. Thomason has a limited power of attorney with respect to the shares. Pursuant to Rule 13d-4 under the Exchange Act, Randy H. Thomason expressly disclaims beneficial ownership of any securities covered by this

Statement other than those set forth in (a) above.
     Jon M. Thomason
(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 2,327,500

Approximate Percentage: 4.2%

(b)	Sole Power to Vote or Direct the Vote: 2,327,500

Shared Power to Vote or Direct the Vote: 0

Sole Power to Dispose or Direct the Disposition: 2,327,500

Shared Power to Dispose or Direct the Disposition: 0
     Heather L. Thomason
(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 40,000

Approximate Percentage: 0.0%

(b)	Sole Power to Vote or Direct the Vote: 40,000

Shared Power to Vote or Direct the Vote: 0

Sole Power to Dispose or Direct the Disposition: 40,000

Shared Power to Dispose or Direct the Disposition: 0
     Pursuant to Rule 13d-4 under the Exchange Act, Heather L. Thomason expressly disclaims beneficial ownership of any securities covered by this Statement other than those set forth in (a) above.
     (c) To the knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past sixty days by any person named pursuant to Item 2, except that on July 5, 2005, Randy H. Thomason gifted 10,000 shares of the Common Stock to a key employee of FFCS prior to the merger described in Item 6 below.
     (d) To the knowledge of Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into an Agreement attached hereto as Exhibit 1, with respect to the joint filing of this Statement and any amendment or amendments hereto.
Agreements in Connection with FFCS Merger
     On November 9, 2004, OneSource acquired all of the outstanding shares of First Financial Computer Services, Inc. (“FFCS”) from Robert H. Thomason, Mary H. Thomason, Randy H. Thomason, and Jon M. Thomason in connection with the merger of FFCS with OneSource. Upon the closing of the merger,

OneSource issued to Mr. Thomason and his wife and sons (a) cash in the aggregate amount of $1,500,000, (b) 9,500,000 shares of its common stock, and (c) promissory notes in the aggregate principal amount of $1,000,000. Upon completion of the merger, Robert H. Thomason became a member of the board of directors of OneSource, Randy Thomason became its President and Jon Thomason became OneSource’s Executive Vice President. Mary Thomason is the spouse of Robert Thomason, and Randy and Jon Thomason are sons of Mr. and Mrs. Thomason. At the closing of the merger, OneSource entered into a one-year consulting agreement with Robert H. Thomason and employment agreements with Randy H. Thomason, Jon M. Thomason, and Mary H. Thomason, all of which are described in greater detail below. In addition, OneSource granted the Thomasons unlimited “piggyback” registration rights if it registers any new sales of its stock to the public, subject to customary underwriters’ cutbacks. OneSource also agreed that, so long as any of the promissory notes issued to the Thomasons remains outstanding, pursuant to Section 5.6 of the merger agreement, OneSource may not take certain corporate actions without the prior written consent of Robert H. Thomason.
     As a result of its merger with FFCS, OneSource assumed leases on 10,500 square feet of office and warehouse space in Little Rock, Arkansas, through August 31, 2006. Its rental obligations under this lease are $8,700 per month. Robert Thomason owns the entity that leases this facility to OneSource.
     In connection with the merger of FFCS and OneSource, effective November 9, 2004, OneSource entered into an Independent Contractor Agreement with Robert H. Thomason. Under this agreement, OneSource engaged Mr. Thomason to provide certain services relating to special projects assigned by OneSource and accepted by Mr. Thomason. The initial term of the agreement expires on November 9, 2005, except that either party may shorten the initial term upon payment in full of the promissory note issued to Mr. Thomason in connection with the merger. The agreement may be renewed for successive one-year terms if agreed upon by the parties provided that, in Mr. Thomason’s discretion, the agreement will automatically renew for successive one-year terms as long as Mr. Thomason’s promissory note has not been paid in full. OneSource will pay Mr. Thomason compensation of $157,000 during the initial term of the agreement.
     If Mr. Thomason terminates his agreement for “Contractor Cause,” as defined in the agreement, or if OneSource terminates the agreement without “Cause,” as defined in the agreement, then OneSource will continue to pay Mr. Thomason his compensation for the remainder of the initial term, plus any required notice period if the termination occurs during any renewal term, provided Mr. Thomason continues to be in compliance with the restrictive covenants set forth in the agreement. If Mr. Thomason terminates the agreement without Contractor Cause or if OneSource terminates the agreement for Cause, OneSource will have no further obligation to pay compensation under the agreement.
     Also in connection with the merger of FFCS and OneSource, effective November 9, 2004, OneSource entered into employment agreements with each of Randy H. Thomason, Jon M. Thomason, and Mary H. Thomason. Under these agreements, (a) Randy Thomason serves as President of OneSource at a base salary of $157,000 per year; (b) Jon Thomason serves as Executive Vice President of Field Services at a base salary of $157,000 per year; and (c) Mary Thomason serves as an Executive Assistant at a base salary of $36,000 per year. The employment agreements with Randy Thomason and Jon Thomason have initial terms of three years and will automatically renew for successive one-year terms, unless either party terminates by giving written notice to the other party at least 30 days prior to the then-current term. The employment agreement with Mary Thomason has an initial term of one year and will automatically renew for successive one-year terms if the promissory note issued to Ms. Thomason in connection with the merger has not been paid in full.
     If an employee terminates his or her agreement for “Employee Cause,” as defined in the agreement, or if OneSource terminates an employee without “Cause,” as defined in the agreement, then OneSource will continue to pay the employee his or her base salary for the remainder of the initial term of his or her employment agreement provided the employee has been and continues to be in compliance with the merger agreement and the restrictive covenants set forth in the employment agreement. If an employee terminates his or her employment agreement without “Employee Cause” or if OneSource terminates the agreement for “Cause,” OneSource will have no further obligation to pay compensation under the agreement.
     On September 10, 2005, Robert H. Thomason resigned from the board of directors of OneSource.
Repayment of Other Debt
     In November 2004, OneSource borrowed $100,000 from Robert H. Thomason and executed a promissory note in connection with that transaction. That promissory note paid interest at an annual rate of 10% and the entire principal and interest matured on January 13, 2005. Mr. Thomason agreed to extend this promissory note and OneSource paid $50,000 in principal on the note to Mr. Thomason for his agreement to further extend the maturity of the note to May 15, 2005. In April 2005, OneSource satisfied an additional $42,500 on the note through the issuance of 425,000 shares of common stock. The remaining balance on the note of $7,500 was repaid on May 2, 2005.
     Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of OneSource, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits:
     1. Joint Filing Agreement, dated as of September 1, 2005 by and among Robert H. Thomason, Mary H. Thomason, Randy H. Thomason, Jon M. Thomason and Heather L. Thomason (filed herewith).
     2. Revised Merger Agreement, dated November 9, 2004, by and among OneSource, First Financial Computer Services, Inc., Robert H. Thomason, Mary H. Thomason, Randy H. Thomason and Jon M. Thomason. (Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     3. Lease of Little Rock, Arkansas 10,500 sq/ft warehouse facility, dated August 25, 2003 (Incorporated by reference from Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 of OneSource.)
     4. Amendment to Lease of Little Rock, Arkansas 10,500 sq/ft warehouse facility, dated October 29, 2004 (Incorporated by reference from Exhibit 10.4 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 of OneSource.)
     5. Promissory Note, dated November 9, 2004, in the principal amount of $255,000, executed by OneSource, as Borrower, in favor of Robert H. Thomason (Incorporated by reference from Exhibit 10.49(a) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     6. Promissory Note, dated November 9, 2004, in the principal amount of $255,000, executed by OneSource, as Borrower, in favor of Mary H. Thomason (Incorporated by reference from Exhibit 10.49(b) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)

     7. Promissory Note, dated November 9, 2004, in the principal amount of $245,000, executed by OneSource, as Borrower, in favor of Randy H. Thomason (Incorporated by reference from Exhibit 10.49(c) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     8. Promissory Note, dated November 9, 2004, in the principal amount of $245,000, executed by OneSource, as Borrower, in favor of Jon M. Thomason (Incorporated by reference from Exhibit 10.49(d) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     9. Independent Contractor Agreement, dated November 9, 2004, between OneSource and Robert H. Thomason (Incorporated by reference from Exhibit 10.50 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     10. Employment Agreement, dated November 9 2004, between OneSource and Randy H. Thomason (Incorporated by reference from Exhibit 10.51 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     11. Employment Agreement, dated November 9 2004, between OneSource and Jon M. Thomason (filed herewith).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2005

ROBERT H. THOMASON

/s/ Robert H. Thomason

MARY H. THOMASON

/s/ Mary H. Thomason

RANDY H. THOMASON

/s/ Randy H. Thomason

JON M. THOMASON

/s/ Jon M. Thomason

HEATHER L. THOMASON

/s/ Heather L. Thomason

EXHIBIT INDEX
     1. Joint Filing Agreement, dated as of September 1, 2005 by and among Robert H. Thomason, Mary H. Thomason, Randy H. Thomason, Jon M. Thomason and Heather L. Thomason (filed herewith).
     2. Revised Merger Agreement, dated November 9, 2004, by and among OneSource, First Financial Computer Services, Inc., Robert H. Thomason, Mary H. Thomason, Randy H. Thomason and Jon M. Thomason. (Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     3. Lease of Little Rock, Arkansas 10,500 sq/ft warehouse facility, dated August 25, 2003 (Incorporated by reference from Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 of OneSource.)
     4. Amendment to Lease of Little Rock, Arkansas 10,500 sq/ft warehouse facility, dated October 29, 2004 (Incorporated by reference from Exhibit 10.4 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 of OneSource.)
     5. Promissory Note, dated November 9, 2004, in the principal amount of $255,000, executed by OneSource, as Borrower, in favor of Robert H. Thomason (Incorporated by reference from Exhibit 10.49(a) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     6. Promissory Note, dated November 9, 2004, in the principal amount of $255,000, executed by OneSource, as Borrower, in favor of Mary H. Thomason (Incorporated by reference from Exhibit 10.49(b) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     7. Promissory Note, dated November 9, 2004, in the principal amount of $245,000, executed by OneSource, as Borrower, in favor of Randy H. Thomason (Incorporated by reference from Exhibit 10.49(c) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     8. Promissory Note, dated November 9, 2004, in the principal amount of $245,000, executed by OneSource, as Borrower, in favor of Jon M. Thomason (Incorporated by reference from Exhibit 10.49(d) to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     9. Independent Contractor Agreement, dated November 9, 2004, between OneSource and Robert H. Thomason (Incorporated by reference from Exhibit 10.50 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     10. Employment Agreement, dated November 9 2004, between OneSource and Randy H. Thomason (Incorporated by reference from Exhibit 10.51 to the Current Report on Form 8-K dated November 9, 2004 of OneSource.)
     11. Employment Agreement, dated November 9 2004, between OneSource and Jon M. Thomason (filed herewith).